SECURITIES AND EXCHANGE COMMISSION
                             Washington~ D.C. 20549

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-l OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                                    JRE, INC.
                                    ---------

                            (Name of Subject Company)
                             -----------------------
                     Common Stock. $001. par value per share

                          Title of Class of Securities
                          ............................

                                   46626 F 10 3
                                   ------------
                      (CUSIP Number of Class of Securities)

                           Jeffrey Esposito President
                                 57 Main Street
                          East Hampton, New York 11937
                                 (516) 356-2298


       (Name, Address and Telephone Number of Person Authorized to Receive
              Notice and Communications on Behalf of the Person(s)
                               Filing Statement)

                                 With a copy to:



                        Law Offices of Steven L. Siskind
                           645 Fifth Avenue, Suite 403
                               New York, NY 10022
                                 (212) 750-2002

This Information Statement is being furnished to holders of record of shares of common stock, par value $0.001 per share (the "Common Stock"), of JRE, Inc., a New York corporation (the "Company") on May 23, 2003, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

The Company has recently entered into an agreement relating to a transaction which will ultimately result in the change in control of the Company. The following is a brief summary of this transaction. Please see "Change in Control" for a more complete description of the transaction.

The Company entered into an Agreement and Plan of Reorganization (the "Agreement"), which sets forth the terms and conditions of the proposed acquisition by the Company of Cyper Entertainment, Inc., a Korean corporation ("Cyper"). Pursuant to the Agreement, Cyper will exchange one hundred (100%) percent of its issued and outstanding shares for ten million (10,000,000) shares of the Company. Cyper will, as a result, become a wholly-owned subsidiary of the Company. It is currently anticipated that the consummation of the Agreement will occur not later than June 30, 2003.

It is presently anticipated that upon consummation of the Agreement, Jeffrey Esposito, Kenneth C. Dollman, Esq., and Joel Esposito, currently the sole members of the Board of Directors of the Company, will resign from the Board of Directors of the Company, and that Mr. Duk Jin Jang, Mr. Michael Chung and Jong Won Yoon will each be appointed to the Board of Directors of the Company.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

On May 16, 2003, there were 4,960,250 shares of Common Stock issued and outstanding. As of such date, (i) no shares of Common Stock were reserved for issuance pursuant to option grants, and (ii) no shares of Common Stock were reserved for issuance pursuant to securities exercisable for, or convertible into or exchangeable for, shares of Common Stock. Each holder of Common Stock is entitled to cast one vote, in person or by proxy, for each share of Common Stock held by him. The Common Stock is the only capital stock of the Company outstanding.

The following table sets forth certain information with respect to persons known by the management of the Company to own beneficially more than five percent (5%) of the Common Stock of the Company as of May 16, 2003:

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                                                         AMOUNT AND PERCENTAGE
NAME AND ADDRESS OF          NATURE OF                   TITLE AND CLASS OF
BENEFICIAL  OWNER            BENEFICIAL OWNERSHIP        STOCK OWNERSHIP

Jeffrey Esposito             Director                    4,040,250
57 Main Street               And Officer
East Hampton, NY 11937

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                                CHANGE IN CONTROL

Pursuant to the Agreement, the Company will cause to be consummated the acquisition by the Company of Cyper upon the terms and conditions set forth in the Agreement. Pursuant to the Agreement, Cyper will become a wholly owned subsidiary of the Company. The Company will issue 10,000,000 shares of its common stock, $,001 par value per share (the "JRE Common Stock'), to the stockholders of Cyper, which will represent 67% of the fully-diluted equity capitalization of the Company. It is currently anticipated that the consummation of the Agreement will occur not later than June 30, 2003. Closing of the transaction contemplated by the Agreement is conditioned upon certain non-affiliated shareholders of JRE selling their shares in the Company in the open market for an aggregate sales price of $300,000.00. If such sales are not consummated by June 30, 2003, either party has the right to terminate the Agreement.

The Company agreed that simultaneously with the consummation of the Agreement, the existing directors of the Company would appoint Mr. Duk Jin Jang, Mr. Michael Chung and Jong Won Yoon, each designated by Cyper, to the Board of Directors of the Company- Upon the effectiveness of such appointments, the Existing Directors and the Officers of the Company will resign from their respective positions.

                      DIRECTORS AND EXECUTIVE OFFICERS AND
                             NOMINEES FOR DIRECTORS

The following table sets forth as of May 16, 2003 certain information with respect to the directors and named executive officers of the Company and those persons nominated or who will be nominated to fill the vacancies on the Board of directors of the Company pursuant to the transactions contemplated by the Agreement (the "Director Nominee").

NAME OF BENEFICIAL OWNER             AMOUNT AND NATURE OF       PERCENT OF CLASS
PERCENT OF CLASS AFTER EXCHANGE     BENEFICIAL OWNERSHIP(1)     BEFORE EXCHANGE
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DUK JIN JANG -Board Member 19%            2,907,980                    0%

MICHAEL CHUNG - Board Member 0%               -0-                      0%

JONG WON YOON - Board Member                  -0-                      0%

JEFFREY ESPOSITO - Former Board           4,040,250                   81%
Member 27%

KENNETH DOLLMAN - Former Board      r       160,000                    3%
Member 1%

JOEL ESPOSITO - Former Board                 54,000                    1%
Member less than 1%

CHIN KWON JEONG 12%                       1,756,774                    0%


ALL EXECUTIVE OFFICERS AND DIRECTORS      6,948,230                   81%
OF THE COMPANY AS A GROUP 46%
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(1) Represents shares of the Company anticipated to be received by the Director
Nominees upon consummation of the Agreement.

               DIRECTORS, DIRECTOR NOMINEES AND EXECUTIVE OFFICERS

Duk Jin Jang:

Mr. Jang, the Company's CEO; has been Chairman and Chief Executive Officer of Cyper Entertainment since June1, 2002. Mr. Jang worked as a department manager of POST Intermedia, Inc. from 1992 to 1993, and as a manager of Nowcom, Inc. From 1996 to 1996. Mr. Jang worked as a manager of GEN (Multimedia studio} from 1997 to 1998. Mr. Jang worked as a Professor at Kaywon School of Art and Design from 1997 until 2000. Mr. Jang has been Director of Digital Contents Associates in Korea since 2001, and an advisory committee member of Gyeonggi Digital Arts Hive at Gyeonggi-Do, Korea since 2001. Mr. Jang started Cyper Entertainment, Inc. In January 2000. Mr. Jang attended Kook Min University in Seoul Korea, graduating with a degree in visual Communication Design in 1995.

Michael Chung

Mr. Chung is Secretary and Treasure of the Company and has been with the Company since March 14, 2001. Mr. Chung has worked as a digital colorist for Cream Entertainment from October 2000 to February 2001. Mr. Chung worked as a digital artist for Matrixcube from October 2000 to February 2001. Mr. Chung worked as an animator on a short animated film for the 407 ETR in 1996 to 1997. Mr. Chung worked as an animator on the Multimedia CD-Rom Lambchop Loves Music in 1995. Mr. Chung attended Digital Media Studios and studied 3D modeling and animation using Alias Wavefront Maya. Mr. Chung attended Sheridan College from 1992-1996 studying fundamental arts and Classical Animation.

Jong Won Yoon

Mr. Yoon is a director nominee of the Company. Mr. Yoon attended Dankook University in Chun Ahn, Korea, graduating with a degree in Management in 1999 and thereafter attended Dankook University in Seoul, Korea, graduating with a master's degree in Management in 2001. He worked as a manager of FMG of Consulting Company until December, 2001 and worked TFT Team of Korea Game Development & Promotion Institute with planning to Game Education Institute in 2001.

                COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

Meetings of Directors

During the last full fiscal year ended October 31, 2002, the Company's Board of Directors met or acted by Unanimous Written Consent one time. All incumbent director attended the meeting.

Committees of the Board of Directors

The Company does not have any standing audit, nominating or compensation committees of the Board of Directors.

Director Compensation

The Company does not pay directors any compensation as a director.

Executive Compensation

The Company has no employment contracts with any of its named executive officers who were employees, and has no compensatory plan or arrangement with any of its named executive officers in which the amount to be paid exceeds $100,000 and which were activated upon resignation, termination or retirement of any such named executive officer upon a change in control of the Company.

Certain Legal Proceedings

To the knowledge of the Company, there are no material proceedings to which any director, executive officer or affiliate of the Company, owner of record or beneficially of more than 5% of any class of voting securities of the Company or any associate of any such director, executive officer or affiliate of the Company or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management and Others. The nominees for director have a material interest in the transactions contemplated by the Agreement, as described above under the caption "Change in Control" The nominee for director, Mr. Duk Jin Jang will receive 2,907,980 shares of the Company when the Agreement is consummated. Additionally, as described above under the caption "Change in Control," Mr. Jang, Mr. Chung and Mr. Yoon will become directors of the Company upon consummation of the transactions contemplated by the Agreement. Except as described above, there are no other transactions between the Company and any directors, nominees for director, executive officers of the Company, any security holder who is known to own of record or beneficially more than five percent of the Company's voting securities, or any member of the immediate family of the foregoing persons, in which the amount of the transaction exceeds $10,000.

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Certain Business Relationships. To the knowledge of the Company, there are no business relationships between directors or nominees for director and the Company, nor have any such relationships existed during the Company's last fiscal year.

Indebtedness of Management. To the knowledge of the Company, no directors or nominees for director have been in debt to the Company for amounts in excess of $60,000 at any time since the beginning of the Company's last fiscal year.


COMPLIANCE WITH SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934

The Company's directors and executive officers and beneficial owners of more than 10% of the Common Stock have filed the required reports on Form 3 pursuant to Section 16 of the Exchange Act indicating their holdings of Common Stock of the Company.